
WASHOE
HUMBOLDT
ELKO
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
MINERAL
NYE
ESMERALDA
LINCOLN
CLARK
Wells
Elko
Carlin
Winnemucca
Battle Mountain
Lovelock
Fernley
Fallon
Carson City
Austin
Eureka
Ely
Hawthorne
Tonopah
Goldfield
Caliente
Beatty
Las Vegas
PROPERTY LOCATION
0 25 50 100 MILES
0 50 100 KM.
PROFESSIONAL GEOSCIENTIST
J. W. McLEOD
BRITISH COLUMBIA
N
SIENNA RESOURCES, INC.
PAY 1-4 CLAIMS
T1N-R40E, SECT. 26
LOCATION MAP
ESMERALDA CO., NEVADA
SCALE: AS SHOWN
DATE: FEB. 2008
DRAWN BY: J.M.
FIGURE: 1


PAY 1
PAY 2
PAY 3
PAY 4
PAYMASTER
CANYON
SIENNA RESOURCES, INC.
PAY 1-4 CLAIMS
T1N-R40E, SECT. 26
CLAIM MAP
ESMERALDA CO., NEVADA
SCALE: 1:24,000
DATE: FEB. 2009
DRAWN BY: J.M.
FIGURE 2


PAY I-4
CLAIMS
T1N
T1S
T2S
T3S
T4S
T5S
R38E
R40E
R41E
R42E
R43E
117°30'
After U.S.G.S.
Bulletin 78 Plate 1
SIENNA RESOURCES, INC.
PAY I - 4 CLAIMS
T1N-R40E, SECT. 26
REGIONAL GEOLOGY
ESMERALDA CO., NEVADA
SCALE 1:250,000
DATE: FEB. 2008

Local Geology



SIENNA RESOURCES, INC.
PAY 1-4 CLAIMS
T1N-R40E, SECT. 26
AEROMAGNETIC MAP
ESMERALDA CO., NEVADA
SCALE: 1:250,000
DATE: FEB. 2008
DRAWN BY: J.M.
FIGURE 4
After U.S.G.S. Map GP-753
EXPLANATION
Magnetic contours
Showing total intensity magnetic field of the earth in gammas relative to arbitrary datum. Hachured to indicate closed areas of lower magnetic intensity. Contour intervals are 20 and 100 gammas
Flight path
Showing location and spacing of data
PAY 1-4 CLAIMS
117°30'
37°45'